
Mail Stop 3720

May 18, 2017

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
> **Filed May 9, 2017**
> **File No. 001-32887**

Dear Mr. Pearson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for fiscal quarters ended March 31, 2017

Note 2: Correction of Prior Period Financial Statements, pages 18-19

1. Please explain to us the facts and circumstances concerning your correction of the error in your prior period financial statements. As part of your response, please include the following:
    a. a detailed description of the nature of the error;
    b. a sufficiently detailed timeline that lays out when the error was first discovered and your course of action leading to its correction in your first quarter Form 10-Q;
    c. your analysis of the materiality of the error; and
    d. an explanation of how you applied the restatement guidance when accounting for the correction of an error, in particular, why you decided not to amend previously

David T. Pearson
Vonage Holdings Corp.
May 18, 2017
Page 2

issued financial statements. Please refer to ASC 250-10-45 and Staff Accounting Bulletins No. 99 and No. 108.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications